Exhibit 99.1

The following table sets forth transactions by Cascade Investment, L.L.C. in the Common Shares of Western Asset/Claymore Inflation-Linked Opportunities & Income Fund during the period December 10, 2014 through December 12, 2014.  All of the acquisitions were effected on the New York Stock Exchange through brokers.

Purchase Date	Quantity	Weighted-Average Price Paid Per Share ($)	Range of Price Paid Per Share ($)
12/10/2014	300,000	$11.3796	$11.3600 - $11.3800
12/11/2014	253,200	$11.3160	$11.2500 - $11.3200
12/12/2014	200,000	$11.2675	$11.2500 — $11.2700